

TRANSMISSÃO
PAULISTA

Data São Paulo, April 29, 2005

Ref.CT/F/01536/2005

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finan
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549





Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP No. : 20441Q107 (Common)
SEC F-6 File No. : 333-10808
No. CUSIP No. : 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing, attached herewith, a copy of the summary of the decisions of the Ordinary and Extraordinary General Shareholders' Meeting of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista's held on April 25, 2005, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

CNPJ 02.998.611/0001-04

Open Capital Company

SUMMARY OF THE DECISIONS OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

On April 25, 2005, the Ordinary and Extraordinary General Shareholders' Meetings were held, which were called by the Public Notice published in the newspapers Folha de S. Paulo and Diário Oficial do Estado de São Paulo, on April 05, 06, and 07, 2005, and made available at the *website* of the Company (www.cteep.com.br). The matters were approved, as shown below:

a) accounts of the administrators and financial statements as of the fiscal year of 2004;

b) the capital budget for 2005 and 2006, for the purposes foreseen in article 196, of Law No. 6.404/76;

c) maintenance of the profit remaining balance regarding the fiscal year of 2004, in the amount of R$257,869,789.15, in the retained earnings account, according to article 196 of Law 6.404/76, and article 8, of CVM Instruction 59/86;

d) imputation of R$75,000,000.00 of interest on own capital, equivalent to R$ 0.5023946 per lot of a thousand shares, whose credits were previously approved by the Board of Directors, at the value of the dividends owed to the shareholders regarding the fiscal year of 2004, as provided for in article 31, paragraph 3, of the Bylaws;

e) election of the members of the Board of Directors for a new term of office;

f) election of the members of the Audit Committee, regulars and alternates for a new term of office;

g) ratification of the remuneration new criterion of the members of the Board of Directors; and

h) amendment to the caput of article 18 of the Bylaws to include the forecast of the holding of a monthly ordinary meeting of the Board of Directors.

No matter regarding item "i" of the Public Notice (other matters of corporate interest) was submitted.

São Paulo, April 25, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relations Director